Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Amendment 1 to Form S-3 of our report dated March 16, 2005 relating to the financial statements as of December 31, 2004 and for each of the two years in the period then ended, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of BFC Financial Corporation as of December 31, 2004, which appears in such Registration Statement. We also consent to the references to us under the headings “Summary Consolidated Financial Data,” “Summary Parent Company Only Financial Data,” “Selected Consolidated Financial Data,” “Selected Parent Company Only Financial Data” and “Experts” in such Registration Statement.

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
May 24, 2005